SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERTRUST TECHNOLOGIES  CORPORATION
(Name Of Subject Company (Issuer))

FIDELIO ACQUISITION COMPANY, LLC
FIDELIO SUB, INC.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
SONY CORPORATION OF AMERICA
STEPHENS ACQUISITION LLC
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

Elizabeth Coppinger, Manager Fidelio Acquisition Company, LLC c/o Sony Corporation of America 550 Madison Avenue, 33rd floor New York, New York 10022-3321 Telephone: (212) 833-6684	Ruud Peters, Manager Fidelio Acquisition Company, LLC c/o Koninklijke Philips Electronics N.V. Amstelplein 2 1096 BC Amsterdam The Netherlands Telephone: +31 (20) 597-7777
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Morton A. Pierce, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$479,890,442	$44,150
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all of the outstanding shares of common stock, par value $0.001 per share, of InterTrust Technologies Corporation (“InterTrust”) at a purchase price of $4.25 per share. As of November 13, 2002, there were 112,915,398 shares of InterTrust common stock outstanding on a fully diluted basis.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Fidelio Sub, Inc. (a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fidelio Acquisition Company, LLC, a Delaware limited liability company, whose members are Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands, Sony Corporation of America, a New York corporation, and Stephens Acquisition LLC, an Arkansas limited liability company) to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Items 1 through 9 and Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to items 1 through 9 and Item 11 in this Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated November 22, 2002.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Fidelio Acquisition Company, LLC on November 13, 2002, incorporated herein by reference to Schedule TO-C previously filed with the Securities and Exchange Commission.

(a)(1)(H)	Summary Advertisement, dated November 22, 2002, appearing in The Wall Street Journal.

(a)(1)(I)	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.

(a)(1)(J)	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and InterTrust Technologies Corporation.

(d)(2)	Letter Agreement, dated as of November 13, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(3)(A)	Confidentiality Agreement, dated as of May 16, 2002, by and between Sony Corporation of America and InterTrust Technologies Corporation.

(d)(3)(B)	Confidentiality Agreement, dated as of July 8, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(3)(C)	Rider Regarding Confidential Information, dated as of September 30, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(4)
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and certain stockholders of InterTrust Technologies Corporation.

(d)(5)	Exclusivity Letter Agreement, dated as of November 10, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(6)(A)*	Patent License Agreement, dated as of May 20, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.

(d)(6)(B)	Amendment to Patent License Agreement, dated as of November 13, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.

(d)(6)(C)*	Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(6)(D)	Amendment to Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(g)	None.

(h)	None.

*
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002

FIDELIO ACQUISITION COMPANY, LLC

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Manager

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Manager

FIDELIO SUB, INC.

By:	/s/ Elizabeth Coppinger
Name: Elizabeth Coppinger
Title: Vice President

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Vice President

SONY CORPORATION OF AMERICA

By:	/s/ Robert Wiesenthal
Name: Robert Wiesenthal
Title: Executive Vice President and Chief Financial Officer

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Ruud Peters
Name: Ruud Peters
Title: Executive Vice President Philips International B.V.

STEPHENS ACQUISITION LLC

By:	/s/ Jackson Farrow Jr.
Name: Jackson Farrow Jr.
Title: Manager

POWER OF ATTORNEY

The undersigned, Mr G.J. Kleisterlee, President and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. (hereinafter referred to as "Philips") and Mr. J.H.M. Hommen, Vice-Chairman of the Board of Management of Philips, in such capacity jointly authorized to represent Philips, hereby authorize

Mr. R.J. Peters
Mr E. J. Westerink
and/or
Mr. J. Nolan

individually and each with the power of substitution, to sign and deliver in the name and on behalf of Philips a Merger Agreement with Intertrust, including the signing and delivery of an Acquisition Agreement and ancillary agreements and documents including any documents guaranteeing the performance under such agreements and documents, and further to do or cause to be done all such acts and things as are deemed necessary by them in connection with the said transaction.

Amsterdam, November 8, 2002

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/S/ G.J. KLEISTERLEE	/S/ J.H.M. HOMMEN

G.J. Kleisterlee	J.H.M. Hommen

President and Chairman of the Board of Management	Vice-Chairman of the Board of Management

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2002.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Fidelio Acquisition Company, LLC on November 13, 2002, incorporated herein by reference to Schedule TO-C previously filed with the Securities and Exchange Commission.

(a)(1)(H)	Summary Advertisement, dated November 22, 2002, appearing in The Wall Street Journal.

(a)(1)(I)	Complaint filed by Fabrizio Righetti in the Superior Court, Santa Clara County, California on November 13, 2002.

(a)(1)(J)	Complaint filed by Jong-Ho Nam in the Superior Court, Santa Clara County, California on November 13, 2002.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and InterTrust Technologies Corporation.

(d)(2)	Letter Agreement, dated as of November 13, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(3)(A)	Confidentiality Agreement, dated as of May 16, 2002, by and between Sony Corporation of America and InterTrust Technologies Corporation.

(d)(3)(B)	Confidentiality Agreement, dated as of July 8, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(3)(C)	Rider Regarding Confidential Information, dated as of September 30, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(4)
Form of Stockholder Tender and Support Agreements, dated as of November 13, 2002, by and among Fidelio Acquisition Company, LLC, Fidelio Sub, Inc. and certain stockholders of InterTrust Technologies Corporation.

(d)(5)	Exclusivity Letter Agreement, dated as of November 10, 2002, by and among Sony Corporation of America, Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(6)(A)*	Patent License Agreement, dated as of May 20, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.

(d)(6)(B)	Amendment to Patent License Agreement, dated as of November 13, 2002, by and between Sony Corporation and InterTrust Technologies Corporation.

(d)(6)(C)*	Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(d)(6)(D)	Amendment to Foundation Patent License Agreement, dated as of November 13, 2002, by and between Koninklijke Philips Electronics N.V. and InterTrust Technologies Corporation.

(g)	None.

(h)	None.

*
Portions of this exhibit have been omitted based on a request for confidential treatment pursuant to Rule 24b-2 under the Exchange Act. Such omitted portions have been filed separately with the Securities and Exchange Commission.